FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending June 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Friday 8 June 2012, London UK - LSE Announcement

GSK extends tender offer for all outstanding shares of Human Genome Sciences

GlaxoSmithKline plc (LSE: GSK) today announced it has extended its tender offer to acquire all of the outstanding shares of Human Genome Sciences (NASDAQ: HGSI) for US$13.00 per share in cash to 5:00 p.m. New York City time on Friday, 29 June 2012.  The tender offer was previously scheduled to expire at 12:00 midnight New York City time, at the end of the day on 7 June 2012.

GSK's offer represents a premium of 81 percent to HGS's closing share price of US$7.17 on 18 April 2012, the last trading day before HGS publicly disclosed GSK's private offer.  GSK continues to believe its offer represents full and fair value and is in the best interests of both companies' shareholders. It is well aligned to GSK's long-term strategy of delivering sustainable growth, simplifying GSK's business model, enhancing R&D returns, and deploying capital with discipline.  For HGS shareholders, it provides immediate liquidity at a substantial premium while eliminating further exposure to the significant execution risk inherent in HGS achieving its future growth objectives. GSK's offer reflects the value of Benlysta, darapladib, albiglutide, HGS's operating and financial assets, and expected cost synergies of at least US$200 million.

GSK continues to believe that now is the appropriate time in the evolution of the GSK/HGS relationship for the companies to combine and that GSK is uniquely positioned to deliver on the opportunity of the combination.

The closing of the tender offer is subject to the terms and conditions detailed in the amended tender offer documents as filed on Schedule TO with the U.S. Securities and Exchange Commission on

10 May 2012 and 23 May 2012.  Except for the extension of the tender offer expiration date, all other terms and conditions of the offer remain unchanged.  As of 12:00 midnight New York City time at the end of the day on 7 June 2012, approximately 474,029 shares (including 24,856 shares subject to guarantees of delivery) had been tendered and not withdrawn, pursuant to the offer.

Lazard and Morgan Stanley are acting as financial advisors to GSK and Cleary Gottlieb Steen & Hamilton and Wachtell, Lipton, Rosen & Katz are providing legal advice.

V A Whyte

Company Secretary

8 June 2012

GlaxoSmithKline
- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit
www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Sard Verbinnen & Co:
US Media enquiries	George Sard	+1 212 687 8080	(New York)
	Andrew Cole	+1 212 687 8080	(New York)
	Michael Henson	+1 212 687 8080	(New York)

Cautionary statement regarding forward-looking statements
This communication contains forward-looking statements. GSK cautions readers that any forward-looking statements made by GSK, including those made in this communication, are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of a potential business combination transaction involving GSK and HGS, including future financial and operating results, GSK's plans, objectives, expectations (financial or otherwise) and intentions relating to the potential business combination and other statements that are not historical facts.  Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.
This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell HGS common stock.  The solicitation and offer to buy HGS common stock have been made pursuant to an offer to purchase and related materials, as they may be amended from time to time.  Investors and security holders are urged to read these materials carefully since they contain important information, including the terms and conditions of the offer.  The offer to purchase and related materials have been filed by GSK with the U.S. Securities and Exchange Commission (SEC) and investors and security holders may obtain a free copy of these materials and other documents filed by GSK with the SEC at the website maintained by the SEC as
www.sec.gov
.  The offer to purchase and related materials may also be obtained for free by contacting the information agent for the tender offer, D.F. King & Co., Inc. at (212) 269-5550 or (800) 848-2998 (toll-free) or by email at
HGStender@dfking.com
.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 08, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc